OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0240934   MACQUARIE BANK LIMITED

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	ASIC V. STORM FINANCIAL LTD (IN LIQUIDATION), ET AL.
MATTER DETAIL:	THE PROCEEDING (ASIC V. STORM FINANCIAL LTD [IN LIQUIDATION], COMMONWEALTH BANK OF AUSTRALIA, BANK OF QUEENSLAND, AND MACQUARIE BANK LTD.) WAS COMMENCED IN THE FEDERAL COURT OF AUSTRALIA, BRISBANE REGISTRY, PROCEEDING NUMBER QUD 577 OF 2010. THE PROCEEDING WAS COMMENCED IN DECEMBER 2010. IN THE PROCEEDING, ASIC SOUGHT A DECLARATION, AND AN INJUNCTION, THAT STORM WAS OPERATING AN UNREGISTERED MANAGED INVESTMENT SCHEME, IN BREACH OF SECTION 601ED OF THE COPORATIONS ACT. ASIC ALLEGES THAT THIS OCCURRED FROM SOME TIME IN 2000/2001 UNTIL FEBRUARY 2009. ASIC FURTHER SOUGHT SIMILAR ORDERS THAT THE THREE BANKS WERE KNOWINGLY INVOLVED, AS THOSE WORDS ARE UNDERSTOOD IN SECTION 79 OF THE ACT, IN STORMS'S OPERATION OF AN UNREGISTERED MANAGED INVESTMENT SCHEME. THE HEARING OF THE PROCEEDING COMMENCED IN MID SEPTEMBER 2012. THE BUSINESS DAY BEFORE THE HEARING WAS DUE TO COMMENCE, ASIC SETTLED THE PROCEEDING AS AGAINST THE CBA. THE HEARING CONCLUDED AT THE END OF FEBRAURY 2013 AND THE JUDGE RESERVED HIS JUDGMENT.
FILED BY:	JANNELL MCBRIDE - MCBRIDEJ2
FILED ON:	5/28/2013 3:49:56 PM

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